SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                                  LabOne, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                    ----------------------------------------
                         (Title of Class of Securities)

                                   50540L 10 5
                    ----------------------------------------
                                 (CUSIP Number)

 Welsh, Carson, Anderson  & Stowe              Othon A. Prounis, Esq.
 320 Park Avenue, Suite 2500                   Ropes & Gray LLP
 New York, New York  10023                     45 Rockefeller Plaza
 Attention: Jonathan M. Rather                 New York, New York  10111
 Tel. (212) 893-9500                           Tel. (212) 841-5700

           ----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 7, 2003
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].






----------------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 50540L 10 5                                         Page 2 of 6 Pages

1) Name of Reporting Person: Welsh, Carson, Anderson & Stowe IX, L.P.

   and I.R.S. Identification No. of Above Person, if
   an Entity (Voluntary):
-------------------------------------------------------------------------------

2) Check the Appropriate Box           (a) [X]
   if a Member of a Group              (b) [ ]
-------------------------------------------------------------------------------

3) SEC Use Only
-------------------------------------------------------------------------------

4) Source of Funds                     Not Applicable
-------------------------------------------------------------------------------

5) Check if Disclosure of
   Legal Proceedings Is                Not Applicable
   Required Pursuant to
   Items 2(d) or 2(e)
-------------------------------------------------------------------------------

6) Citizenship or Place of             Organization Delaware
-------------------------------------------------------------------------------
Number of                              7)  Sole Voting     2,339,867 shares of
Shares Beneficially                        Power           Common Stock
Owned by                                                   (issuable upon
Reporting Person:                                          conversion of
                                                           preferred stock)
                                       ----------------------------------------
                                       8)  Shared Voting
                                           Power                 -0-


                                       9)  Sole Disposi-   2,339,867 shares of
                                           tive Power      Common Stock
                                                           (issuable upon
                                                           conversion of
                                                           preferred stock)
                                       ----------------------------------------
                                       10) Shared Dis-
                                           positive Power        -0-
                                       ----------------------------------------

11)  Aggregate Amount Beneficially                         2,339,867 shares of
     Owned by Each Reporting Person                        Common Stock
                                                           (issuable upon
                                                           conversion of
                                                           preferred stock)
-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                    16.6%
     Amount in Row (11)

-------------------------------------------------------------------------------
14)  Type of Reporting Person          PN

CUSIP No. 50540L 10 5                                         Page 3 of 6 Pages



1)   Name of Reporting Person:         WCAS Management Corporation
     and I.R.S. Identification No. of Above Person,
     if an Entity (Voluntary):
-------------------------------------------------------------------------------

2)   Check the Appropriate Box         (a) [X]
     if a Member of a Group            (b) [   ]
-------------------------------------------------------------------------------

3)   SEC Use Only
-------------------------------------------------------------------------------

4)   Source of Funds                   Not Applicable
-------------------------------------------------------------------------------

5)   Check if Disclosure of
     Legal Proceedings Is              Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------

6)   Citizenship or Place
     of Organization                   Delaware

-------------------------------------------------------------------------------
Number of                              7)  Sole Voting     3,189 shares of
Shares Beneficially                        Power           Common Stock
Owned by                                                   (including shares
Reporting Person:                                          issuable upon
                                                           conversion of
                                                           preferred stock)
                                       ----------------------------------------
                                       8)  Shared Voting
                                           Power                 -0-
                                       ----------------------------------------
                                       9)  Sole Disposi-   3,189 shares of
                                           tive Power      Common Stock
                                                           (including shares
                                                           issuable upon
                                                           conversion of
                                                           preferred stock)
                                       ----------------------------------------
                                       10) Shared Dis-
                                           positive Power        -0-
                                       ----------------------------------------

11)  Aggregate Amount Beneficially                         3,189 shares of
     Owned by Each Reporting Person                        Common Stock
                                                           (including shares
                                                           issuable upon
                                                           conversion of
                                                           preferred stock)
-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                    less than 0.1%
     Amount in Row (11)

-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                            CO

CUSIP No. 50540L 10 5                                         Page 4 of 6 Pages


                        Amendment No. 3 to Schedule 13D
                        -------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Persons on September 10, 2001, Amendment No. 1 thereto filed on June 12, 2003 2001and Amendment No. 2 thereto filed on September 26, 2003 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The following items of the Schedule 13D are hereby amended as follows:

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 11,734,974 shares of Common Stock outstanding as of July 31, 2003, as reported in the Issuer's Report on Form 10-Q for the period ended June 30, 2003 filed with the Commission on August 14, 2003, and gives effect to the conversion of all shares of Series B-1 Preferred held by each entity and person named below, including dividends accrued through November 12, 2003.

          (a)

          WCAS IX and IX Associates
          -------------------------

                    WCAS IX owns 2,339,867 shares of Common Stock, or approximately 16.6% of the Common Stock outstanding. IX Associates, as the general partner of WCAS IX, may be deemed to beneficially own the securities owned by WCAS IX.

          WCAS Management
          ---------------

                    WCAS Management owns 3,189 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          Managing Members of IX Associates and
          Stockholders of WCAS Management
          -------------------------------

                    (i) Patrick J. Welsh owns 21,348 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

                    (ii) Russell L. Carson owns 21,560 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

                    (iii) Bruce K. Anderson owns 21,202 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

                    (iv) Thomas E. McInerney owns 21,573 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

                    (v) Robert A. Minicucci owns 21,573 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

                    (vi) Anthony J. de Nicola directly beneficially owns 15,787 shares of Common Stock, indirectly beneficially owns (through deNicola Holdings L.P.) 200 shares of Common Stock and indirectly beneficially owns (through three trusts for the benefit of his children) 111 shares of Common Stock, or in the aggregate 16,098 shares of Common Stock or approximately 0.1% of the Common Stock outstanding.

CUSIP No. 50540L 10 5                                         Page 5 of 6 Pages

                    (vii) Paul B. Queally owns 12,927 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

                    (viii) Jonathan M. Rather owns 3,773 shares of Common Stock (including shares held in his IRA account), or less than 0.1% of the Common Stock outstanding.

                    (ix) D. Scott Mackesy owns 3,495 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                    (x) Sanjay Swani owns 928 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                    (xi) John D. Clark owns 928 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                    (xii) James R. Matthews owns 928 shares of Common Stock (including shares held in his IRA account), or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of IX Associates and the stockholders of WCAS Management may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS IX and WCAS Management, respectively. Each of the managing members of IX Associates and the stockholders of WCAS Management disclaims beneficial ownership of all securities other than those he owns directly or by virtue of his indirect pro rata interest, as a managing member of IX Associates and/or a stockholder of WCAS Management, in the securities owned by WCAS IX and/or WCAS Management.

          (c) On November 7, 2003 WCAS IX distributed 1,500,134 shares of Common Stock to its partners, including 14,999 shares to IX Associates, immediately followed by the distribution of such 14,999 shares to the members of IX Associates.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS IX or WCAS Management.

          (e) Not applicable.

CUSIP No. 50540L 10 5                                         Page 6 of 6 Pages

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                       WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                       By:  WCAS IX Associates, LLC, General Partner

                       By: /s/ Jonathan M. Rather
                          --------------------------------------
                               Managing Member


                       WCAS MANAGEMENT CORPORATION


                       By: /s/ Jonathan M. Rather
                           -------------------------------------
                           Vice President, Secretary & Treasurer


Dated:   November 13, 2003